UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NURX PHARMACEUTICALS, INC.
(f/k/a QUEST GROUP INTERNATIONAL, INC.)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

67059Q200

(CUSIP Number)

Santa Monica Capital Partners II, LLC
11845 W. Olympic Boulevard, #1125W
Los Angeles, California 90064
(310) 573-9711

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d- l(e), 240.13d-l(f) or 240.13d- l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  67059Q200

1	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Santa Monica Capital Partners II, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

California

	7	Sole Voting Power

Number of		2,837,500

Shares	8	Shared Voting Power
Beneficially
Owned by

Each	9	Sole Dispositive Power
Reporting
Person		2,837,500

With	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person

2,837,500

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

12.1%

14	Type of Reporting Person (See Instructions)

PN

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 1 to Schedule 13D (the “Amendment”) amends and supplements the Schedule 13D for Quest Group International, Inc. filed with the Securities and Exchange Commission on May 16, 2007 (the “Statement”).  This Amendment is being filed to reflect the distribution of 600,000 common shares of the issuer from the Reporting Person to its respective Member Entities on January 13, 2009 reported in Item 4.

This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of NuRx Pharmaceuticals, Inc., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are presently located at 18 Technology Drive, Irvine, California, 92618.  NuRx Pharmaceuticals, Inc. was formerly known as Quest Group International, Inc., until October 23, 2007.

The shares reflected in Items 3 and 4 of this Amendment have been stated after giving effect to a one-for-four reverse share split effective on May 9, 2008.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is filed by Santa Monica Capital Partners II, LLC, a limited liability company organized under the laws of the state of Delaware (“SMCP” or the “Reporting Person”). Its managing members and sole members are companies owned by David Marshall, Kurt Brendlinger and Eric Pulier. David Marshall owns his membership interest through Santa Monica Capital, LLC, a California limited liability company. Kurt Brendlinger owns his membership interest through E’s Holdings, Inc., a California corporation. Eric Pulier owns his membership interest through New Vision Ventures, LLC, a California limited liability company.  Santa Monica Capital, LLC, E’s Holdings, Inc. and New Vision Ventures, LLC are together referred to as “Member Entities”.

SMCP’s principal business is consulting services and equity investments. The principal address of SMCP is 11845 West Olympic Boulevard, No. 1125W, Los Angeles, California 90064.

During the last five (5) years, SMCP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, SMCP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

SMCP used its capital raised from the sale of membership interests to purchase 3,437,500 shares of common stock of Issuer (13,750,000 shares on a pre-reverse split basis), pursuant to a Subscription Agreement.

ITEM 4.	PURPOSE OF TRANSACTION

SMCP acquired the shares of common stock for investment purposes.

On April 27, 2007, SMCP purchased 3,437,500 shares of Common stock (13,750,000 shares on a pre-reverse split basis) (the “Purchased Shares”) for $13,750 (or $0.004 per share). The Purchased Shares were subject to a repurchase by the Issuer for a purchase price of $0.00004 per share if the Company’s private placement offering did not close on or before May 31, 2007. The Company raised $20 million in connection with its sale of 10 million shares of common stock (40 million shares on pre-reverse split basis) of common stock to institutional investors on May 16, 2007.

SMCP entered into a lock-up agreement with the Issuer, dated May 16, 2007 (the “Lock-up Agreement”) pursuant to which SMCP agreed to not sell, transfer, assign, pledge or hypothecate its shares, subject to certain exceptions, for a period of time, beginning on May 16, 2007 and ending on the date that is 18 months after the Issuer receives notification by the Securities and Exchange Commission that the registration statement required to be filed by the Issuer pursuant to that certain Registration Rights Agreement between the Issuer and the investors of the Issuer’s private placement offering on May 16, 2007, will not be reviewed or is no longer subject to further review and comments.

On January 13, 2009, SMCP transferred an aggregate of 600,000 common shares held by it pro-rata to its Member Entities.

Although it has no present plans to do so, the Reporting Person may from time to time make further acquisitions of securities of the Issuer for investment purposes. In addition, and although it has no present plans to do so, SMCP may from time to time sell shares of Common Stock in open market or private transactions.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

As of January 13, 2009, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by Reporting Person may be found in rows 11 and 13 of the cover pages. The percentage is calculated based on the 28,394,232 shares of Common Stock reported outstanding in the Issuer’s Form 10K, as filed with the Securities and Exchange Commission on December 24, 2008.

The powers the Reporting Person has relative to the securities discussed herein may be found in rows 7 through 10 of the cover pages. The Member Entities equally share voting and investment power with respect to the shares owned by SMCP as a result of being the members of SMCP.

On January 13, 2009, SMCP transferred an aggregate of 600,000 common shares held by it pro-rata to its Member Entities. Immediately following that transfer, the Reporting Person owns 2,837,500 shares of Common Stock directly.

No other acquisition or dispositions of beneficial ownership of shares were made by the Reporting Person in the last 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

SMCP purchased the Purchased Shares pursuant to the Subscription Agreement with the Issuer, dated April 27, 2007. The description of the Subscription Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

The Purchase Shares are subject to a lock-up, pursuant to the Lock-up Agreement with the Issuer, dated May 16, 2007. The description of the Lock-up Agreement set forth in Item 4 of this Statement is incorporated herein by this reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7(a)
Form of Subscription Agreement dated as of April 27, 2007, by and between the Issuer and the subscribers, Santa Monica Capital Partners II, LLC, Dr. Parkash Gill, Roshantha A. Chandraratna Hunter World Markets, Inc., Marc Ezralow, Harin Padma-Nathan and David Ficksman, filed as Exhibit 10.1 to the Issuer’s Form 8-K, filed on April 30, 2007, and incorporated herein by this reference.

Exhibit 7(b)
Lock-up Agreement dated as of May 16, 2007, by and among the Issuer and the shareholders, Santa Monica Capital Partners II, LLC, Dr. Parkash Gill, Dr. Parkash Gill, custodian for Dhillon Gill, Dr. Parkash Gill, custodian for Noorean Gill, Harin Padma-Nathan, Marc Ezralow, David Ficksman, Roshantha Chandraratna, previously filed with the original Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2009	Santa Monica Capital Partners II, LLC By: Santa Monica Capital, LLC Its: Managing Member By: /s/ David M. Marshall David M. Marshall, sole Member